Consolidated Financial Statements

December 31, 2006, 2005 and 2004

Notice to Readers

The consolidated financial statements of Augusta Resource Corporation (the “Company”) for the twelve months ended December 31, 2006 (“Financial Statements”) have been prepared by management and have been audited by the Company’s auditor. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004 which are available at the SEDAR website at www.sedar.com.

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Directors’ Report to Our Shareholders

Augusta Resource Corporation was successful in reaching a number of critical milestones in 2006 that have significantly advanced the development of its 100% owned Rosemont copper/molybdenum/silver (“Cu/Mo/Ag”) project in Arizona.

During the first quarter of 2006, the Company raised the largest ever financing in its history to complete the acquisition of the Rosemont property, paving the way to start work on advancing exploration, development and permitting activities. In addition to meeting our financial requirements for 2006, the $44,099,000 equity financing will continue to fund these activities into the first half of 2007. Augusta also retired the remaining $3,000,000 convertible debenture issued in June 2005 in the second quarter of 2006.

On June 14, 2006 the Company released the results of a Preliminary Assessment and Economic Evaluation for the Rosemont Deposit (“PA”). With low cost production and a manageable capital expenditure requirement, it is our belief that these results, while still preliminary, suggest that the Rosemont deposit may well be one of the best undeveloped open pit copper projects in the United States.

Augusta also obtained a sustainable water supply source for Rosemont when it signed two contracts with the Central Arizona Water Conservation District (“CAWCD”) at the end of June. The CAWCD operates the Central Arizona Project canal system (“CAP”). Later in the third quarter the Company filed a “Plan of Operations” for the Rosemont project with the United States (“US”) Forest Service, the first formal step in the permitting process. The CAWCD contracts are significant to this activity because they address the water supply question ahead of the Environmental Impact Statement (“EIS”) review process, which removes a significant amount of uncertainty regarding project impacts to the region. In addition to the CAWCD contract for a sustainable water supply, Arizona state law allows for a mining company to drill wells as needed to supply process water for mineral processing operations under a mineral extraction permit from the Arizona Department of Water Resources.

In August, the Company commenced a feasibility study on Rosemont. M3 Engineering and Technology Corporation of Tucson, Arizona was awarded the contract for the feasibility study after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as Vice-President, Metallurgical Operations and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

Also in August, the Company graduated to the Toronto Stock Exchange and on November 30 was listed on the American Stock and Options Exchange, both under the symbol “AZC”. The move to these two major stock exchanges is a further step in our strategic plan to maximize the value of the Company’s assets by expanding awareness within the global investment community. In addition, the Company’s common shares commenced trading on the Frankfurt Stock Exchange under the symbol “A5R” in September. Newly appointed Manager, Investor Relations and Corporate Communications, Mrs. Marlo Hamer-Jackson followed up on these listings by coordinating a few targeted marketing tours for President and CEO Gil Clausen. These events provided the opportunity to meet with institutional investors and research analysts in Canada, the United States and Europe. The Company is pleased to report that two financial firms, Laurentian Bank Securities and BMO Capital Markets, initiated analyst research coverage on Augusta in 2006.

Throughout the year, Augusta also continued exploration activities on its Mount Hamilton and Shell Deposit properties in Nevada. The Company commenced a pre-feasibility study at Mount Hamilton to evaluate development of the Centennial Deposit as well as a 3,000-meter phase I exploratory drilling program on the Shell molybdenum/tungsten deposit.

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With the increase in Company activities in 2006, Augusta was pleased to welcome Mr. Bruce Nicol as Senior Vice-President and Chief Financial Officer, and Ms. Tracey Brix-Nielsen as Controller, to its management team in September. Mr. Nicol was the former Acting Chief Financial Officer of Placer Dome Inc, and is a Chartered Accountant with 15-years of professional experience in the international mining industry. Ms. Brix-Nielsen brings to the Company extensive knowledge and experience in the resource sector working with Placer Dome Inc. and Teck Cominco Ltd.

Project Updates
Rosemont Property – On March 31, 2006, Augusta completed the acquisition of a 100% ownership interest in the Rosemont property. The property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and is situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

The 2006 Rosemont Deposit Mineral Resource Statement* (excluding satellite deposits) was announced in the first quarter of 2006, reporting significant improvements when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The NI 43-101 compliant resource estimate contains 6.4 billion lbs of copper ("Cu") equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources at a 0.2% copper cut-off.

Following up on the new resource estimate, the Company commenced a 20,000-meter drill program during the latter part of the second quarter with emphasis on moving inferred resources into the measured and indicated category. The drill program and a concurrent program of re-logging and re-assay of historic drill core will define potential oxide copper zones and quantify a silver resource for the deposit, in addition to upgrading the sulfide copper-molybdenum resource.

In early May, the Company announced positive results from metallurgical test work that would impact production and process techniques at Rosemont. The new findings had a major positive impact on flow sheet design and the financial performance of the project. The Company published the PA in June 2006, which demonstrated that the Rosemont Cu/Mo/Ag deposit could be developed as a low cost open pit mine with potentially robust project economics. With the positive project economics noted in the PA and the continued buoyant market for these strategic metals, management decided to move the Rosemont project to full feasibility study and awarded the contract to M3 Engineering in early August.

The planned mine operations at Rosemont will incorporate water-miser design principles and are expected to use less than 5,000 acre-feet per year, approximately one third the water consumption of similar sized operations in Arizona. The Company obtained a sustainable water supply source for Rosemont when it signed two contracts with the CAWCD in June. The purchase contract allows Augusta to become a water user in the CAWCD system, allowing the Company to request up to 10,000 acre-feet of water per year for the five-year term of the contract. The storage contract allows the Company to store the water in the Pima Mine Storage and Retrieval Facility in Pima County, Arizona. The pre-stored water will accumulate in a water-bank account to offset groundwater removed from the aquifer once mine operations begin on the Rosemont property.

* The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., Principal Mining Engineer of WLR Consulting, Inc. (WLRC) of Lakewood, Colorado. Mr. Rose is an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101. Details of the Mineral Resource Estimate can be found in the technical report entitled Mineral Resource Estimate, Revised Technical Report for the Rosemont Deposit dated April 21, 2006 filed on SEDAR (www.sedar.com) and also available on the Company’s website.

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In late 2006, Augusta signed additional storage contracts with the CAWCD allowing storage of CAP water at two additional storage and retrieval facilities within the Santa Cruz basin. In accordance with the CAWCD purchase contract, Augusta agreed to purchase an initial 10,000 acre-feet of water in early 2007. At the same time the Company also agreed to purchase an available surplus of 5,000 acre-feet of water. The total amount of 15,000 acre-feet will be stored in the three specified storage facilities, and is enough to carry the operation through its first three to four years of production.

The Company also filed Rosemont’s initial Plan of Operations with the US Forest Service in July. Stakeholder response to this document is being used to modify the on-going feasibility study, and a final comprehensive Plan of Operations will be filed when the feasibility study is complete. This plan will be the basis for permitting after review under the National Environmental Policy Act (“NEPA”), a process managed by the US Forest Service.

With five drill rigs on the property, the Company was pleased to complete the 20,000-meter drill program in late September. Initial assay results were announced in July, followed up by more results in September. After the remaining assays had been processed in the first half of the fourth quarter, the full set of drill results was published in early December. Highlights of oxide results included 70 meters at 0.55% Cu from a 6 meter depth, 79 meters at 0.40% Cu from a 19 meter depth, and 78 meters at 0.50% Cu from surface. Notable sulfide results included 89.9 meters at 1.0% Cu - 0.02% Mo - 6.4 g/t Ag; 105.2 meters at 0.99% Cu - 0.02% Mo - 7.2 g/t Ag; 260.6 meters at 0.81% Cu - 0.02% Mo - 5.5 g/t Ag; and 172 meters at 0.91% Cu - 0.01% Mo - 5.4 g/t Ag. For a detailed table of drill results, please refer to the news release dated December 1, 2006 at www.augustaresource.com.

Note on Pima County Opposition
In January 2007, the Pima County Board of Supervisors passed a resolution opposing the development of mineral resources at Rosemont. This was done prior to Augusta’s completion of its final feasibility study and comprehensive Plan of Operations, which will be filed in the second quarter of 2007. The County also requested that all public land in the County be considered for withdrawal from mineral entry, and questioned the validity of Augusta’s mining claims. In February 2007, the US Forest Service responded to the Pima County Administrator’s request to challenge the validity of Augusta’s mining claims for the Rosemont deposit. In the public letter, Forest Supervisor Jeanine A. Derby states the following:

“Your argument for claim validity challenge was based primarily on the fact that the company intends to use many of the claims for mill tailings and waste rock placement. I have received opinions on this topic from our Office of General Counsel and also from our Regional Geologist in Albuquerque. Both opinions state that it is not common practice, nor is it Forest Service policy, to challenge mining claim validity, except when a) proposed operations are within an area withdrawn from mineral entry, b) when a patent application is filed, and c) when the agency deems that the proposed uses are not incidental to prospecting, mining, or processing operations. This last category includes such management concerns as illegal occupancy or use of mining claims for non-mining or non-mineral processing purposes.

For operations proposed in accordance with our regulations, and where the above situations do not exist, there is no basis for pursuing a validity exam. The placement of waste rock and mill tailings on the Forest are considered to be activities connected to the mining and mineral processing per regulation 36CFR228 subpart A, and as such they are authorized activities regardless of whether they are on or off mining claims.

I appreciate your interest in protecting the environment. I have the same interest and will be giving particular attention to having an effective design for mine reclamation when we address the mine operating plan.”

The Company notes that the permits and permit review procedures to develop Rosemont are the responsibility of federal and state agencies. These procedures are well developed and allow for public and County input, however the County does not have jurisdiction over mining. The Company remains

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committed to work with local groups and officials in order to provide for the most effective design and mitigation of impacts. The Company is advancing a very progressive plan that considers conservation/open land protection, water protection, water miser design, advanced reclamation technologies and minimal viewscape impairment.

White Pine County Properties – The Company announced the acquisition of the Mount Hamilton property located in Nevada in December 2004, and announced the option of the Shell Deposit property in January 2005. The Shell Deposit property is situated in close proximity to the Mount Hamilton property, approximately 35 miles west of Ely, Nevada.

The Mount Hamilton property contains a historical resource of gold, molybdenum, tungsten and copper and the Shell Deposit property contains a historical resource of molybdenum, gold and tungsten. Compilation of data from prior programs has been completed and an updated geological model developed.

An independent Technical Report on Mount Hamilton was filed in March 2005, which identified a National Instrument 43-101 compliant resource of 309,000 gold ounces in an indicated resource of 6.7 million tonnes of 1.31 g/t gold, using a cut-off grade of 0.078 g/t gold. Mineralization appears to be open in several directions, and potentially amenable to open pit mining. On May 11, 2006, the Company announced it had retained Pincock, Allen & Holt, to conduct a pre-feasibility study at Mount Hamilton. The study is evaluating the development of the Centennial Deposit as an open-pit heap leach gold mine. The study is being expanded to assess run of mine heap leaching methods. Additional metallurgical testing will be required to quantify grade/recovery characteristics of run of mine leach versus crushed ore, therefore final study results are not expected until the fourth quarter 2007.

Also in May, the Company announced a 3,000-meter phase I exploratory drilling program at the Shell Deposit. The drilling program commenced in August. The Shell Deposit property contains a historical resource of molybdenum, gold and tungsten, including 469,157 tonnes of 7.4 g/t gold. Compilation of data from prior programs has been completed and an updated geological model developed. To date the Company has completed three drill holes, and final assay results are pending.

Lone Mountain Property – On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company elected not to pursue its option to purchase the Lone Mountain project located in Grant County, New Mexico.

2007 Growth Objectives
Updated Resource Statement & Feasibility Study
After publishing the final drill results from the 20,000-meter drill program in December, Augusta expects to publish an updated resource statement in early March 2007. While the statement was originally scheduled for completion before the end of the year, third party assay processing delays have impacted the completion date.

The Company continues to work with consultants to advance the feasibility study, which is now expected for completion in the second quarter as a result of the delay in completing the updated resource statement. Metallurgical test work has largely been completed, and engineering is now 90% complete. The feasibility study will evaluate the project economics associated with processing sulfide ores as well as oxide copper processing.

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Permitting
Concurrent with completing the feasibility study at Rosemont, the Company is preparing a detailed and comprehensive Plan of Operations for submission to the US Forest Service in the second quarter of 2007. Using this plan as a basis for permitting, Augusta will then move through the National Environmental Policy Act permitting process, whereby the US Forest Service initiates an Environmental Impact Statement and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

The US Forest Service is the official agency in charge of leading the process of reviewing potential project impacts and identifying relevant mitigation plans resulting from the Plan of Operations. As such, the US Forest Service is responsible for issuing the final EIS and “Record of Decision” after pubic review and comment. These documents and findings are then considered by other federal and state agencies as they review the permits required to initiate mineral development on the property.

It normally takes anywhere from 12 to 18 months to complete the draft EIS and the initial public review process. Another three to six months are typically required to respond to public comments and prepare the final EIS, after which the US Forest Service will issue a “Record of Decision” either approving the plan or providing recommendations for modifications to the plan. Subsequent to the “Record of Decision”, the Company will file a final Plan of Operations (incorporating any necessary modifications). It is then that permits would be issued allowing the Company to commence construction. Upon completion of this process, Augusta expects to receive approval to construct the mine in 2009 and to produce copper at Rosemont in 2010.

Financing
With approximately C$10 million in cash on hand as at December 31, 2006, the Company has commenced discussions with various financial intermediaries in preparation for an expected release of a positive feasibility study and the subsequent Board of Directors decision to proceed with the development of Rosemont. The objective is to initially secure sufficient funding to cover expenditures through to the expected completion of the permitting process.

Marketing
Augusta expects to participate in several industry conferences throughout 2007. The management team also plans to expand relationships with both new and existing institutional investors to ensure our value is understood in the global financial community.

Corporate Development
The Augusta management team is committed to advancing the Rosemont project as a cornerstone asset for growth in becoming a mid-tier copper producer within the next five years. The Company continues to look for opportunities to acquire exploration, development and production stage projects, in an effort to position the Company as a major copper producer in the long term.

For further details please refer to our Financial Statements and Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	March 1, 2007

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Ernst & Young LLP	Phone: (604) 891-8200
Chartered Accountants	Fax: (604) 643-5422

Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, BC V7Y 1C7

Auditors’ Report

To the Shareholders of Augusta Resource Corporation

We have audited the consolidated balance sheet of Augusta Resource Corporation as at December 31, 2006 and 2005 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2004 were audited by other auditors, who expressed an opinion without reservation in their report dated April 19, 2005.

As described in Notes 2 and 16(b), the consolidated financial statements of the Company as at December 31, 2005 and for the year then ended have been restated. We therefore withdraw our previous report dated March 27, 2006, except as to Note 2, which is as of June 26, 2006.

Ernst & Young LLP
Vancouver, Canada
February 14, 2007	Chartered Accountants

(except as to Note 16(b) which is as of February 23, 2007)

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Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Augusta Resource Corporation.

We have audited the consolidated statements of operations and deficit and of cash flows of Augusta Resource Corporation (an exploration stage company) for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
April 19, 2005

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AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and 2005

(See Note 1 - Basis of presentation)		December 31	December 31
	Notes	2006	2005
ASSETS			(restated, note 2 and 16(b))

CURRENT
Cash and cash equivalents		$9,686,886	$2,252,044
Accounts receivable	(11)	370,270	28,470
Prepaid expenses		196,762	48,334
Deferred debt issuance costs	(7)	-	272,796
		10,253,918	2,601,644

CAPITAL ASSETS	(4)	198,131	9,042

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(5)
Land and mineral properties		32,047,699	15,161,604
Deferred development		16,038,783	3,035,560
		48,086,482	18,197,164
		$58,538,531	$20,807,850

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(11)	$1,792,788	$813,931
Current portion of convertible debenture	(7)	-	2,204,032
Current portion of notes and advances	(6)	1,700,209	1,136,895
		3,492,997	4,154,858

LONG-TERM
Future income taxes	(13)	2,200,000	2,200,000
Notes, advances and other	(6)	16,369	1,492,267
		5,709,366	7,847,125

Commitments	(13)

SHAREHOLDERS' EQUITY

Share capital	(8[b] )	60,332,348	18,437,248
Contributed surplus	(8[f] )	14,764,927	6,226,110
Deficit		(22,268,110)	(11,702,633)
		52,829,165	12,960,725
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$58,538,531	$20,807,850

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

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AUGUSTA RESOURCE CORPORATION
STATEMENT OF SHAREHOLDERS’ EQUITY
As at December 31, 2006 and 2005

					Deficit
	Common Shares				Accumulated	Total
	Without Par Value		Subscriptions	Contributed	During	Shareholders'
Statements of Shareholders' Equity	Shares	Amount	Received	Surplus	Exploration stage	Equity

Balance, December 31, 2004	19,764,555	4,611,331	1,050,000	104,500	(4,991,105)	774,726
Issued for convertible debenture issuer bonus	363,363	1,019,233	-	-	-	1,019,233
Issued for property acquisition	4,100,000	885,000	-	-	-	885,000
Issued for cash	8,998,500	8,370,551	(1,050,000)	-	-	7,320,551
Issued for fractional rounding	9	-	-	-	-	-
Exercise of options	445,833	75,873	-	-	-	75,873
Exercise of warrants	4,342,333	1,435,260	-	-	-	1,435,260
Issued for convertible debenture repayment	1,500,000	2,040,000	-	-	-	2,040,000
Stock-based compensation expense	-	-	-	1,039,794	-	1,039,794
Share issue costs	-	-	-	-	(1,373,691)	(1,373,691)
Fair value of warrants issued on private placements	-	-	-	2,722,199	-	2,722,199
Fair value of warrants issued on debt negotiations	-	-	-	288,938	-	288,938
Fair value of warrants issued on debt issuance	-	-	-	247,769	-	247,769
Fair value of warrants issued on share issuance	-	-	-	213,631	-	213,631
Fair value of warrants transferred on exercise	-	-	-	(309,344)	-	(309,344)
Fair value of options transferred on exercise	-	-	-	(24,623)	-	(24,623)
Fair value of equity component of convertible debenture	-	-	-	1,478,083	-	1,478,083
Fair value of warrants issued on property acquisition	-	-	-	465,163	-	465,163
Loss for the period	-	-	-	-	(5,337,837)	(5,337,837)
Balance, December 31, 2005	39,514,593	18,437,248	-	6,226,110	(11,702,633)	12,960,725
Exercise of options	195,667	53,020	-	-	-	53,020
Exercise of warrants	9,828,807	4,430,223	-	-	-	4,430,223
Stock-based compensation expense	-	-	-	1,679,534	-	1,679,534
Share issue costs	-	-	-	-	(3,905,886)	(3,905,886)
Issued for special warrants	23,210,000	37,411,857	-	-	-	37,411,857
Fair value of warrants issued on private placements	-	-	-	6,687,143	-	6,687,143
Fair value of warrants issued on share issuance	-	-	-	1,030,524	-	1,030,524
Fair value of warrants transferred on exercise	-	-	-	(842,464)	-	(842,464)
Fair value of options transferred on exercise	-	-	-	(15,920)	-	(15,920)
Loss for the period	-	-	-	-	(6,659,591)	(6,659,591)
Balance, December 31, 2006	72,749,067	$60,332,348	$-	$14,764,927	$(22,268,110)	$52,829,165

See accompanying Notes to the Consolidated Financial Statements

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AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2006, 2005 and 2004

		Year Ended December 31
	Notes	2006	2005	2004
		(restated, note 2 and 16(b))
EXPENSES
Salaries,benefits and bonuses		$2,088,317	$599,374	$180,981
Stock based compensation	(8[d] )	1,679,534	1,039,794	41,250
Travel		346,014	75,245	-
Write-off of mining assets	(5)	309,550	251,501	509,154
Office and sundry		253,354	255,049	2,562
Filing and regulatory		235,366	109,800	23,184
Investor relations		215,253	69,308	-
Accounting and audit		159,352	20,000	7,000
Consulting and communication		118,252	53,379	-
Legal fees		112,633	16,921	48,243
Insurance		80,975	-	-
Fiscal and advisory services		46,306	33,497	-
Recruitment fees		45,228	45,174	-
Administration	(11)	17,500	30,000	30,000
Amortization		13,495	1,594	-
Foreign exchange gain		(83,078)	(180,699)	(4,816)
Other expenses (revenues)		194,901	(8,847)	-

Loss from operations		(5,832,952)	(2,411,090)	(837,558)
Interest and other income		631,509	57,433	-
Debt issuance costs	(7)	(272,796)	(325,628)	-
Loss on repayment of debenture		-	(390,000)	-
Interest and finance charges		(1,185,352)	(2,268,552)	(28,499)

NET LOSS		(6,659,591)	(5,337,837)	(866,057)

Deficit, beginning of the period		(11,702,633)	(4,991,105)	(4,012,048)
Change in accounting policy		-	-	(32,500)
Share issue costs		(3,905,886)	(1,373,691)	(80,500)

DEFICIT, END OF PERIOD		$(22,268,110)	$(11,702,633)	$(4,991,105)

BASIC & DILUTED LOSS PER SHARE		$(0.11)	$(0.17)	$(0.06)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		59,219,428	32,282,246	13,973,134

See accompanying Notes to the Consolidated Financial Statements

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AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004

	Notes	2006	2005	2004
		(restated, note 2 and 16(b))
NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:

OPERATING
Net loss for the period		$(6,659,591)	$(5,337,837)	$(866,057)
Items not affecting cash:
Stock based compensation	(8[d] )	1,679,534	1,039,794	41,250
Accretion interest on debt		1,064,145	1,972,663	-
Debt issuance costs	(7)	272,796	325,628	-
Amortization		13,495	1,594	-
Unrealized foreign exchange gain		(10,307)	(165,960)	-
Write-off of mining assets	(5)	309,550	251,501	509,154
Loss on repayment of debenture		-	390,000	-
Other		(5,035)	(11,916)	-
		(3,335,413)	(1,534,533)	(315,653)

Net changes in non-cash working capital items:	(9)	(95,903)	(148,172)	(102,479)
Net cash flows used in operating activities		(3,431,316)	(1,682,705)	(418,132)

FINANCING
Issuance of common shares		3,624,859	11,219,916	530,000
Issuance of convertible debt security		-	6,000,000	-
Repayment of convertible debt security		(3,000,000)	(1,350,000)	-
Advance (repayment) of notes and advances		(1,165,420)	(3,900)	644
Issuance of special warrants	(8[c] )	44,099,000	-	-
Subscriptions for common shares		-	-	1,050,000
Share issue costs		(2,875,362)	(1,221,777)	(80,500)
Net cash flows from financing activities		40,683,077	14,644,239	1,500,144

INVESTING
Investment in mineral properties, net of related payables	(5)	(17,138,774)	(8,466,846)	-
Deferred development , net of related payables	(5)	(12,475,561)	(2,597,707)	(57,591)
Investment in fixed assets		(202,584)	(10,636)	(37,157)
Acquisition of DHI Minerals Ltd.		-	(624,100)	-
Net cash flows used in investing activities		(29,816,919)	(11,699,289)	(94,748)

NET CASH INFLOW		7,434,842	1,262,245	987,264
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		2,252,044	989,799	2,535
CASH AND CASH EQUIVALENTS, END OF PERIOD		$9,686,886	$2,252,044	$989,799

SUPPLEMENTAL INFORMATION	(10)
Interest Paid		$135,000	$273,389	$10,909
Interest Received		$345,973	$40,817	$-

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Augusta Resource Corporation (the “Company”) was continued under the Canadian Business Corporations Act. The Company has interests in mining assets at the exploration stage, the economic viability of which has not been assessed. The realization of the company’s investment in mineral properties is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment at amounts sufficient to recover capitalized expenditures. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which presumes that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a loss of $6,659,591 for the year ended at December 31, 2006 (2005 - $5,337,837; 2004 - $866,057) and has an accumulated deficit of $22,268,110 as at December 31, 2006. The losses have been funded primarily by the issuance of equity. The Company’s ability to continue as a going concern is uncertain and dependent on its ability to achieve profitable operations, on its ability to obtain additional capital and on the continued support of its shareholders and creditors. Management plans to raise additional capital to finance expected mine development however its ability to do so is uncertain and the timing of any additional financing cannot be predicted at this time.

These consolidated financial statements do not include any adjustment to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue in business.

As the Company is listed on the American Stock Exchange (“AMEX”) a reconciliation from Canadian to United Stated (“US “) GAAP is required (Note 16).

2.	RESTATEMENT

During the preparation of the Form 40-F filing document, a requirement of an AMEX listing the Company was pursuing, the Company discovered non-cash errors relating to its financial statements for the first quarter ended March 31, 2006 as well as for each quarter of 2005 including the 2005 year end audited financial statements. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian GAAP requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment.

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

2.	RESTATEMENT (continued)

Through and as at December 31, 2005 the impact of the restatement was:

	As previously	Adjustments	As restated
	reported

Balance Sheet
Deferred debt Issuance costs	1,132,792	(859,996)	272,796
Current portion of convertible debt	3,000,000	(795,968)	2,204,032
Share capital	17,392,510	1,044,738	18,437,248
Contributed surplus	7,177,811	(951,701)	6,226,110
Deficit	(11,545,568)	(157,065)	(11,702,633)

Statement of operations
Stock based compensation	1,550,871	(511,077)	1,039,794
Loss from operations	(3,665,751)	1,254,661	(2,411,090)
Debt issuance costs	(1,069,212)	743,584	(325,628)
Interest and finance charges	(567,204)	(1,701,348)	(2,268,552)
Net loss for the period	(4,891,150)	(446,687)	(5,337,837)
Share issue expenses	(1,663,313)	289,622	(1,373,691)
Deficit, end of period	(11,545,568)	(157,065)	(11,702,633)
Basic and diluted loss per share	(0.15)	(0.02)	(0.17)

Statement of cash flows
Net loss for the period	(4,891,150)	(446,687)	(5,337,837)
Discount interest on debt	271,315	1,701,348	1,972,663
Debt issue costs	1,069,212	(743,584)	325,628
Stock based compensation	1,550,871	(511,077)	1,039,794

3.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(b)	Basis of consolidation

These consolidated financial statements include the accounts of the following:

The Company’s wholly owned subsidiary, Augusta Resource (Arizona) Corporation, an Arizona corporation, holds the Rosemont property. The Company’s wholly owned subsidiary DHI Minerals Ltd., a British Columbia corporation, and its 100% owned subsidiary, DHI Minerals (U.S.) Ltd. a Nevada corporation, which holds the Mount Hamilton property. A portion of the Company’s shares in DHI Minerals Ltd are held in escrow (Note 5).

The inter-company transactions and balances have been eliminated on consolidation.

	(c)	Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates with a maturity of three months or less.

	(d)	Capital assets

Capital assets are carried at cost, less depreciation and amortization. Depreciation and amortization of capital assets, that have been placed into service, is calculated on a straight line basis over the following terms:

Buildings	10 years
Computer Software	3 years
Computer Hardware	5 years
Furniture & Equipment	5 years

(e)	Mineral properties and deferred development costs

Mineral properties and deferred development are comprised of undivided interests in properties and option payments to acquire properties and deferred exploration and development expenses on properties in the exploration stage. They are recorded at acquisition cost or at a reduced carrying value amount if effected by a permanent impairment of value. Mining properties, related deferred exploration and development expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements or option agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties. In the event the agreement to acquire property is an option agreement failure to make all payments in accordance with the agreement will result in forfeiture of the property.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006,2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Mineral properties and deferred development costs (continued)

The Company is in the process of exploring and developing its various properties. The Company reviews the carrying values of deferred mineral property acquisition and exploration and development expenditures regularly, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, with a view to assessing whether there has been any impairment in value. In the event that the estimated undiscounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

	(f)	Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operations of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation.

As at December 31, 2006 the Company did not have any asset retirement obligations.

	(g)	Share issue costs

Share issue costs are recorded as an increase in the deficit in the year in which they are incurred.

	(h)	Loss per share

Basic net loss per share is computed using the weighted average number of common share equivalents outstanding during the year. The Company uses the treasury stock method for the calculation of diluted loss per share.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006,2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(i)	Foreign currencies

The Company’s functional and reporting currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operations and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements is reflected in the statement of operations.

The financial statements of DHI Minerals (U.S.) Ltd. and Augusta Resource (Arizona) Corporation are translated into Canadian dollars using the temporal method for integrated operations, as follows:

		•	monetary assets and liabilities using the exchange rate in effect at the balance sheet date;
•

non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

		•	revenue and expense items at approximate exchange rates prevailing at the time the transactions occurred;
		•	depreciation or amortization of assets translated at historical exchange rates should be translated at the same exchange rates as the assets to which they relate;
		•	translation gains and losses on monetary items or non-monetary items carried at market are included in the current year statement of operations and deficit.

	(j)	Stock-based compensation plans

The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and warrants are estimated at fair value at the grant date and charged to earnings over the vesting period, with the offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

	(k)	Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(l)	Debt financing costs

Costs incurred during the process of obtaining debt financing are capitalized. These costs are amortized into operations over the life of the related debt instrument.

	(m)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting year. Actual results may differ from those estimates.

	(n)	Recent accounting pronouncements

In 2006, the CICA issued EIC 160 – Accounting for Deferred Stripping Costs in the Mining Industry. The abstract requires that overburden stripping costs incurred in the production phase of a mining operation be accounted for as variable production costs and be included in the costs of inventory produced during the period that the stripping costs are incurred. However, overburden stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized overburden stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. This abstract should be applied to overburden stripping costs incurred in fiscal years beginning on or after July 1,2006, and may be applied retroactively. As at December 31, 2006, the Company’s financial statements do not include any deferred stripping costs.

Commencing with the Company’s 2007 fiscal year, the Company will adopt the new CICA Handbook Section 1530 – Accounting for comprehensive income. The concept of other comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising primarily from unrealized changes in the values of financial instruments or assets. Comprehensive income as prescribed by US GAAP is largely aligned with comprehensive income as proposed by the new Canadian Standard.

Commencing with the 2007 fiscal year, the Company will also adopt the new CICA Handbook Sections of Equity, Section 3251, Financial Instruments - Recognition and Measurement, Section 3855, Financial Instruments – Disclosures, Section 3862, Financial Instruments – Presentation, Section 3863, Hedges, Section 3865 and Capital Disclosures, Section 1535. The Company does not believe that these sections will have any material affect on the Company’s financial statements, but has determined that financial statement note disclosure will be increased.

Augusta Resource Corporation	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

4.	CAPITAL ASSETS

	December 31, 2006			December 31, 2005
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Buildings	$108,463	$-	$108,463	$-
Computer Software	37,113	5,426	31,687	-
Furniture and Equipment	34,828	3,307	31,521	-
Computer Hardware	32,982	6,522	26,460	9,042

	$213,386	$15,255	$198,131	$9,042

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

	Mineral Properties Cost		Deferred Development Expenses
	December 31	December 31	December 31	December 31
Mineral Properties and Deferred Development	2006	2005	2006	2005
Rosemont property	$25,017,429	$8,315,611	$15,471,679	$2,831,281
Mt. Hamilton property	6,801,978	6,574,757	378,670	142,543
Shell property	228,292	-	188,434	12,789
Lone Mountain property	-	271,236	-	48,947
	$32,047,699	$15,161,604	$16,038,783	$3,035,560

Mineral properties:	2006	2005
Balance, beginning of period	$15,161,604	$285,064
Acquisition costs	17,157,330	15,124,447
Lone Mountain cost adjustment	(24,993)	-
Write-offs	(246,242)	(247,907)
Balance, December 31, 2006 and 2005	32,047,699	15,161,604

Deferred development:
Balance, beginning of period	3,035,560	19,785
Work program expenditures (1)	13,066,531	3,019,369
Write-offs	(63,308)	(3,594)
Balance, December 31, 2006 and 2005	16,038,783	3,035,560

Total Mineral Properties and Deferred Development	$48,086,482	$18,197,164

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral property.

Augusta Resource Corporation	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

Rosemont Property, Arizona

On June 1, 2005, the Company announced that it had entered into an option agreement to purchase 100% of the Rosemont Ranch property in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

Rosemont Property, Arizona (continued)

The agreement provided the Company with the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares)), subject to a 3% Net Smelter Royalty (“NSR”). The agreement required cash payments of US $20.8 million payable over a three-year period. After making the first payment of $8.3 million (US $6.7 million) in 2005, on March 31, 2006 the Company exercised its option to purchase all of the Rosemont property with a payment of $16.1 million (US $13.7 million). Augusta now owns a 100% interest in the Rosemont property subject to the 3% NSR noted above.

The purchase price of $24.4 million has been determined based on the fair value of the consideration provided and has been allocated to the Rosemont property and mineral rights acquired.

In addition to the Rosemont purchase price of $24.4 million, legal and other costs associated with the purchase totaled approximately $50,000. Also, in August 2006 additional land was acquired totaling approximately $550,000. To December 31, 2006 total expenditures capitalized to mineral properties were $25.0 million.

During 2006, $12.6 million was incurred on engineering, geological and environmental programs designed to advance the development of the Rosemont property. To December 31, 2006, expenditures related to deferred development totaled $15.5 million.

Properties in White Pine County, Nevada

Mount Hamilton

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton property, located in White Pine County, Nevada. The Company purchased the Mount Hamilton property by purchasing 100% of the shares of DHI Minerals Ltd., which owns 100% of DHI Minerals (U.S.) Ltd., holder of the property. The terms of the acquisition include the payment of US $3,000,000 payable in cash over two years (Net present value of $3,103,438, based on an annual discount rate of 15%), 3,750,000 common shares at US $0.16 ($0.19) per share (with a fair market value at the date of the transaction of $720,000) and 3,750,000 warrants to purchase common shares with an exercise price of US $0.16 ($0.19) per share for a period of two years. The fair value of the warrants calculated using the Black-Scholes option-pricing model at the date of the transaction of was $465,163.

Augusta Resource Corporation	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

Properties in White Pine County, Nevada

Mount Hamilton (continued)

Under the terms of the acquisition the Company assumed the underlying NSR and minimum advance royalty payments to Centennial Minerals Company, LLC, payable prior to commercial production of US $100,000 per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to US $300,000 per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than US $400 per ounce. The NSR shall increase by one half of one percent for each US $50 increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for US $2,000,000.

Effective May 6, 2005, the Company acquired 100% (1) of the outstanding common shares of DHI Minerals Ltd. The entire purchase consideration was allocated to the mineral property acquired, including a deferred taxation provision of $2,200,000.

Purchase price:
$3,000,000 USD (cash)	$3,103,438
3,750,000 common shares at $0.16 USD ($0.19 CDN)	720,000
3,750,000 warrants for common shares at $0.16 USD	465,163
300,000 common shares issued for a finder's fee	49,000
Future income tax liability	2,200,000
$6,537,601

The purchase price has been determined based on the fair value of the consideration provided and allocated to the Mount Hamilton property and mineral rights. Additional amounts capitalized in 2005 and 2006 include the advance royalty payments of approximately $113,600 (US $100,000) per annum plus during 2005 an additional $37,156 of professional fees.

To December 31, 2006 deferred development costs totaled $378,670 and include expenditures on geological and engineering studies designed to advance the development of the property.

(1) Subject to an Escrow Agreement pursuant to which, 33% of the shares are held pending final payment of US $1,500,000 due on April 20, 2007.

Augusta Resource Corporation	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

Properties in White Pine County, Nevada (continued)

Shell Deposit

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. Formal agreements were entered into effective March 20, 2006. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5%, for a cash payment of US $120,000, and annual advance royalty payments commencing at US $80,000 on first anniversary increasing by US $20,000 per year until production commences. Through December 31, 2006 a total of $228,292 ($US 200,000) has been capitalized as mineral properties and $183,434 related to engineering and geological work programs has been capitalized as deferred development costs.

Lone Mountain property, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain property in New Mexico. The agreement provided for the acquisition of a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, minimum exploration commitments of US $4,850,000, US $500,000 to be completed in a reasonable time frame when the surface access is agreed, and payments of US $1,000,000 cash and 325,000 common shares over a 3 year period. The agreement took effect on May 11, 2005. The Company paid US $100,000 and issued 50,000 common shares (FMV - $120,000) to date. The shares were valued at $2.40 per share, which was the fair value at the time the agreement was entered into. The total amount capitalized to mining properties at December 31, 2005 was $271,236.

On May 15, 2006 the Company announced that after completing a detailed geological assessment that it had elected not to pursue its option to purchase the Lone Mountain property. In the second quarter net capitalized amounts totaling $309,550 were written off.

Properties in the Coronation Diamond District, Nunavut, Canada

In 2003, the Company entered into property option agreements to acquire working interests of 10% and 20% in 4 properties located in the Coronation Diamond District in Nunavut, Canada which required the Company to pay cash amounts totaling $231,573 and the issuance of 116,670 common shares. Subsequent to the initial transactions further amounts were paid to acquire additional working interests.

Augusta Resource Corporation	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

As at December 31, 2005, the Company had paid $469,705 acquiring working interests in six properties, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at fair market value at the date of the transaction of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 included in accounts payable, which was agreed to be settled by the issuance of shares of the Company subject to regulatory approval. An assessment of the carrying value in 2004 resulted in the write- down of $296,799 in mining properties and $212,355 in deferred development expenses. At December 31, 2005, as the Company is no longer actively developing these properties, it has written off the remaining costs, $247,907 in mineral properties and $3,594 in deferred development expenses.

6.	LONG TERM NOTES AND ADVANCES

	December 31	December 31
	2006	2005

Notes and advances	$39,657	$44,692
Long term notes	1,676,921	2,584,470
	1,716,578	2,629,162
Less: Current portion	(1,700,209)	(1,136,895)
Total long term notes and advances	$16,369	$1,492,267

The purchase of the Mount Hamilton property included cash consideration of US $3,000,000 (net present value of $3,103,438 discounted using an interest rate 15%). An initial installment payment of US $500,000 ($620,100) was paid in the second quarter of 2005 and the remaining consideration comprised two non-interest bearing US dollar notes totaling US $2,500,000 which were discounted using an interest rate of 15%. On June 30, 2006 the US $1,000,000 ($1,165,400) note was repaid. The remaining note of US $1,500,000 (with a net present value of $1,676,921 and Canadian equivalent of $1,747,950 at December 31, 2006) is due on April 20, 2007.

Other notes and advances do not provide for specific terms of repayment and are unsecured.

Augusta Resource Corporation	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

7.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture had a one-year term, with half due within six-months, and was convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture carried an interest rate of 9% annually and the Company had the option to repay the convertible debenture on the specified repayment dates in cash or stock. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period expiring on October 2, 2005.).

In accordance with CICA Handbook Section 3860, and following the fair value approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is interest expense, which is accrued over the term of the debenture. Through June 1, 2006, all of the interest expense amounting to $2,497,316 had been accrued and paid.

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938, which was allocated to debt ($203,193) and equity ($85,745).

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share. As the shares were issued at a discount of 15% to the market value in accordance with the terms of the convertible debenture agreement, a loss on repayment of the convertible debenture of $390,000 occurred which was recorded in the statement of operations.

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants. The fair value of the warrants of $247,769 was allocated to debt ($144,643) and equity ($103,126). Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year, which expired on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

The remaining debenture was retired on June 1, 2006 with the payment of $3 million cash.

Augusta Resource Corporation	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

7.	CONVERTIBLE DEBENTURE (continued)

	December 31	December 31
	2006	2005

Convertible debenture, beginning of period	$2,204,032	$-
Convertible debenture issued	-	3,502,684
Accretion of discount interest	795,968	1,701,348
Repayment of debenture	(3,000,000)	(3,000,000)

Convertible debenture, end of period	$-	$2,204,032

Deferred debt issuance costs, beginning of period	$272,796	$-
Debt issuance costs - incurred	-	598,424
Debt issuance costs - amortized	(272,796)	(325,628)

Deferred debt issuance costs, end of period	$-	$272,796

8.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2003	9,164,555	$4,081,331
Issued for finder's fees	140,000	7,000
Issued for cash	10,460,000	523,000
Common shares, Balance at December 31, 2004	19,764,555	$4,611,331
Issued to convertible debenture holder	363,363	1,019,233
Issued for convertible debenture repayment	1,500,000	2,040,000
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	445,833	75,873
Issued for warrants exercised	4,342,333	1,435,260
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248
Issued for warrants exercised	9,828,807	4,430,223
Issued for options exercised	195,667	53,020
Issued for special warrants exercised	23,210,000	37,411,857
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348

Augusta Resource Corporation	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(c)	Private Placement

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 Special Warrants with gross proceeds of $44,099,000. Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant will entitle the holder to acquire, at any time within two years, one common share of the Company at a price of $3.10 expiring on March 17, 2007 and $4.10 expiring on March 17, 2008. Fair value of the Special Warrants is $6,687,143. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

The Company filed and obtained a receipt for a short form prospectus, which qualifies the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 expiring March 17, 2007 and $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $1,030,524 and has been accounted for as a share issue cost. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

	(d)	Options

On December 31, 2006, certain directors and officers of the Company held 4,511,667 stock options, and certain employees of the Company held 289,500 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at December 31, 2006:

		2006
		Average Exercise
	Number of Shares	Price
Outstanding at beginning of year	3,226,834	$1.51
Granted	1,885,000	$2.05
Exercised	(195,667)	$0.19
Cancelled	(115,000)	$2.20
Outstanding at end of period	4,801,167	$1.76
Options exercisable at December 31, 2006	1,573,667	$1.63

Augusta Resource Corporation	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed taking the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

	2006	2005	2004
Valuation assumptions
Expected term (years)	3	3 - 4	5
Expected volatility	99 - 108%	49 - 82%	117 - 125%
Weighted average volatility	103%	72%	118%
Expected dividend yield	-	-	-
Risk-free interest rate	4.09 - 4.14%	3.17 - 4.21%	3.82 - 3.83%
Weighted average risk-free rate	4.12%	4.07%	3.83%

The following table summarizes stock options outstanding at December 31, 2006:

	Options Outstanding and Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2006	Life	Prices	2006	Prices
$ 0.33	66,667	0.4 Years	$ 0.33	66,667	$ 0.33
$ 0.10	104,500	2.9 Years	$ 0.10	104,500	$ 0.10
$ 2.05	450,000	3.3 Years	$ 2.05	337,500	$ 2.05
$ 1.96	125,000	3.3 Years	$ 1.96	93,750	$ 1.96
$ 2.30	100,000	3.6 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,035,000	3.7 Years	$ 1.56	696,250	$ 1.56
$ 1.55	150,000	3.8 Years	$ 1.55	75,000	$ 1.55
$ 2.07	816,000	4.3 Years	$ 2.07	-	$ 2.07
$ 2.20	539,000	4.3 Years	$ 2.20	100,000	$ 2.20
$ 1.78	365,000	4.6 Years	$ 1.78	-	$ 1.78
$ 1.90	50,000	4.6 Years	$ 1.90	-	$ 1.90
	4,801,167	3.5 Years	$ 1.76	1,573,667	$ 1.63

Augusta Resource Corporation	27

8.	SHARE CAPITAL (continued)

	(e)	Warrants

The following table summarizes information about warrants outstanding at December 31, 2006. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
			December 31,				December 31,
Currency	Exercise Price	Expiry Dates	2005	Issued	Exercised	Expired	2006
CDN	$ 0.45	March 3, 2006	685,000	-	685,000	-	-
CDN	$ 1.25	April 15, 2006	729,807	-	704,807	25,000	-
CDN	$ 2.50	April 15, 2006	832,155	-	229,000	603,155	-
CDN	$ 2.75	June 14, 2006	218,181	-	-	218,181	-
CDN	$ 0.10	September 7, 2006	7,460,000	-	7,460,000	-	-
CDN	$ 1.44	April 28, 2007	-	750,000	750,000	-	-
USD	$ 0.16	May 6, 2007	3,750,000	-	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	2,200,000	-	-	-	2,200,000
CDN	$ 3.10	March 17, 2007 (1)	-	12,997,600	-	-	12,997,600
			15,875,143	13,747,600	9,828,807	846,336	18,947,600

(1)	Each warrant entitles the holder to acquire one common share of the Company at a price of $3.10 until March 17, 2007 and thereafter at a price of $4.10 until March 17, 2008.

(f)	Contributed Surplus

On December 31, 2006 and 2005, the contributed surplus was as follows:

	2006	2005
Balance - Beginning of period	$6,226,110	$104,500
Fair value of warrants issued on private placement	6,687,143	2,722,199
Stock based compensation expense for the year	1,679,534	1,039,794
Fair value of warrants issued on share issuance	1,030,524	213,631
Fair value of equity component of convertible debenture	-	1,478,083
Fair value of warrants issued on acquisition	-	465,163
Fair value of warrants issued on debt renegotiations	-	288,938
Fair value of warrants issued on debt issuance	-	247,769
Transfer to share capital upon exercise of options	(15,920)	(24,623)
Transfer to share capital upon exercise of warrants	(842,464)	(309,344)
Balance - End of period	$14,764,927	$6,226,110

Augusta Resource Corporation	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

9.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

The following table summarizes the changes in non-cash working capital items:

	2006	2005	2004

Net changes in non-cash working capital items:
Accounts receivable	$(341,800)	$4,509	$(32,594)
Prepaid items	(148,428)	(10,767)	(37,567)
Accounts payable & accrued liabilities	394,325	(141,914)	(32,318)
	$(95,903)	$(148,172)	$(102,479)

10.	SUPPLEMENTAL CASH FLOW INFORMATION ON NON CASH TRANSACTIONS

	2006	2005	2004

Special warrants converted into common shares	$37,411,857	$-	$-
Warrants issued as share issue expenses	$1,030,524	$213,631	$-
Acquisition of DHI Minerals Ltd.	$-	$4,337,601	$-
Repayment of convertible debt security with shares	$-	$1,650,000	$-
Investment in mining properties	$-	$120,000	$-

11.	RELATED PARTY TRANSACTIONS

During the year ending December 31, 2006, the Company incurred expenses of $17,500 (2005 - $30,000; 2004 - $30,000) for administrative services provided by a company in which a director of the Company has a 25% interest.

At December 31, 2006, $56,066 of accounts payable and accrued liabilities (2005 - $17,675) and $17,643 of accounts receivable (2005 - $Nil) was due to (from) related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at December 31, 2006 is an amount of $44,134 (2005 - $1,369 accounts payable) due from a company in which a director of the Company has a 25% interest. At December 31, 2006, $40,000 (2005 - $75,000) is due to the Vice President Administration of the Company for salaries accrued in the current year.

All related party transactions are recorded at the exchange value.

12.	FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes, advances and other as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Augusta Resource Corporation	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

13.	INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and Provincial Income tax rates to the loss before the tax provision due to the following:

	2006	2005	2004
Net loss	$6,659,591	$5,337,837	$866,057
Statutory tax rate	34.21%	34.87%	35.60%

Recovery of income taxes computed at Standard rates	(2,272,252)	(1,861,304)	(305,379)
Permanent differences	761,967	568,269	-
Tax losses not recognized in the period that the benefit arose	1,510,285	1,291,897	302,029
Other	-	1,138	3,350
	$-	$-	$-

As of December 31, 2006, the Company has loss carry forwards of approximately $6,717,000 and US loss carry forwards of approximately $1,895,000 available to reduce future years’ income for tax purposes. The tax loss carry forwards expire at various times between 2007 and 2026.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items from financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities as at December 31, 2006, 2005 and 2004 are as follows:

Future income tax assets:	2006	2005	2004

Non-capital losses and other future tax deductions	$3,899,000	$910,000	$66,747
Mineral properties and deferred development	805,000	791,000	1,197,049
Other	-	36,000	44,318
	4,704,000	1,737,000	1,308,114
Valuation allowance for future income tax assets	(4,704,000)	(1,737,000)	(1,308,114)
Net future income tax assets	-	-	-
Future income tax liabilities:
Mineral properties and deferred development	(2,200,000)	(2,200,000)	-

Future income tax liabilties, net	($2,200,000)	($2,200,000)	$-

As the criteria for recognizing future income tax assets have not been met due to uncertainty of realization, a valuation allowance of 100% has been recorded for prior years. The Company has a $2,200,000 due in future income tax liability, which reflects the “tax gross-up”, required to be recorded on acquisition and represents the difference between the allocated accounting fair value and the tax bases of assets acquired.

Augusta Resource Corporation	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

14.	COMMITMENTS

The Company leases building premises recorded as operating leases. The terms of the leases extend through to June 30, 2009. The future minimum lease payments are as follows:

Year

2007	$106,250
2008	97,412
2009	48,706
Total	$252,368

15.	SEGMENTED INFORMATION

The Company operates in one industry. As at December 31, 2006, the Company’s long-lived assets were in Canada, $24,800 (2005 - $37,200) and in the United States, $48,259,800 (2005 - $18,169,000).

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	December 31, 2006
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$58,538,531	$5,709,366	$52,829,165
Mineral property expenditures (a)	(16,038,783)	-	(16,038,783)
Warrants (b)	-	8,671,729	(8,671,729)
Reported under US GAAP	$42,499,748	$14,381,095	$28,118,653

	December 31, 2005
			(restated)
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$20,807,850	$7,847,125	$12,960,725
Mineral property expenditures (a)	(3,035,560)	-	(3,035,560)
Warrants (b)	-	4,575,445	(4,575,445)
Convertible debenture (c)	134,835	497,035	(362,200)
Reported under US GAAP	$17,907,125	$12,919,605	$4,987,520

Augusta Resource Corporation	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2006, 2005 AND 2004

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

		December 31, 2006
					Accumulated
					Other
	Common	Subscriptions	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Received	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$60,332,348	$-	$14,764,927	$(22,268,110)	$-	$52,829,165
Mineral property expenditures (a)	-	-	-	(16,038,783)	-	(16,038,783)
Warrants (b)	-	-	(465,163)	(8,206,783)	-	(8,671,946)
Convertible debenture (c)	-	-	(1,478,083)	1,478,083	-	-
Share issue costs (d)	(5,357,647)	-	-	5,357,647	-	-
Accretion expense on debenture (c)	(299,125)	-	-	299,125	-	-
Reported under US GAAP	$54,675,576	$-	$12,821,681	$(39,378,821)	$-	$28,118,436

		December 31, 2005
					Accumulated
			(restated)	(restated)	Other
	Common	Subscriptions	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Received	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$18,437,248	$-	$6,226,110	$(11,702,633)	$-	$12,960,725
Mineral property expenditures (a)	-	-	-	(3,035,560)	-	(3,035,560)
Warrants (b)	-	-	(465,163)	(4,110,282)	-	(4,575,445)
Convertible debenture (c)	-	-	(1,478,083)	1,115,883	-	(362,200)
Share issue costs (d)	(1,451,761)	-	-	1,451,761	-	-
Accretion expense on debenture (c)	(299,125)	-	-	299,125	-	-
Reported under US GAAP	$16,686,362	$-	$4,282,864	$(15,981,706)	$-	$4,987,520

		December 31, 2004
					Accumulated
					Other
	Common	Subscriptions	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Received	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$4,611,331	$1,050,000	$104,500	$(4,991,105)	$-	$774,726
Mineral property expenditures (a)	-	-	-	(19,785)	-	(19,785)
Share issue costs (d)	(78,070)	-	-	78,070	-	-
Accretion expense on debenture (c)	(299,125)	-	-	299,125	-	-
Reported under US GAAP	$4,234,136	$1,050,000	$104,500	$(4,633,695)	$-	$754,941

Augusta Resource Corporation	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	Cumulative from
	dormancy (1985) to		(restated)
Statements of Operations	December 31, 2006	2006	2005	2004
Net loss reported under Canadian GAAP	$(16,782,715)	$(6,659,591)	$(5,337,837)	$(866,057)
Mineral property expenditures (a)	(16,038,783)	(13,003,223)	(3,015,775)	154,764
Warrants (b)	(8,206,566)	(4,096,284)	(4,110,282)	-
Accretion expense on debenture (c)	299,125	-	-	-
Debt issue costs (c)	(252,147)	(134,835)	(117,312)	-
Interest and finance charges (c)	1,477,790	497,035	980,755	-
Net loss reported under US GAAP	$(39,503,296)	$(23,396,898)	$(11,600,451)	$(711,293)

Basic and fully diluted loss per share under US GAAP		$(0.40)	$(0.36)	$(0.05)

Weighted average number of common shares outstanding
under both Canadian GAAP and US GAAP		59,219,428	32,282,246	13,973,134
Comprehensive loss

Net loss under US GAAP	(39,503,296)	$(23,396,898)	$(11,600,451)	$(711,293)
Other comprehensive income (e)	-	-	-	-
Comprehensive loss	$(39,503,296)	$(23,396,898)	$(11,600,451)	$(711,293)

	Cumulative from		December 31
	dormancy (1985) to
Statements of Cash Flows	December 31, 2006	2006	2005	2004

Operating activities
Operating activities under Canadian GAAP	$(6,209,906)	$(3,431,316)	(1,682,705)	$(418,132)
Mineral property expenditures (a)	(16,381,665)	(12,475,561)	(2,597,707)	(57,591)
Operating activities under US GAAP	$(22,591,571)	$(15,906,877)	$(4,280,412)	$(475,723)

Investing activities
Investing activities under Canadian GAAP	$(43,715,130)	$(29,816,919)	(11,699,289)	$(94,748)
Mineral property expenditures (a)	16,381,665	12,475,561	2,597,707	57,591
Investing activities under US GAAP	$(27,333,465)	$(17,341,358)	$(9,101,582)	$(37,157)

Augusta Resource Corporation	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a)	Mineral Property Expenditures

Mineral property expenditures under Canadian GAAP allow exploration costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under US GAAP exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves.

Under Canadian GAAP, investment in mining exploration expenditures, net of related payables, during year ended December 31, 2006 of $12,475,561 are classified as investing activities (2005 – $2,597,707; 2004 - $57,591) on the consolidated statements of cash flows, whereas under US GAAP, these expenditures would have been classified as operating activities.

b)	US Dollar Share Purchase Warrants (Restated)

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) Statement 133 “Accounting for Derivative Instruments and Hedging Activities, as amended, and EITF 01-6 “The meaning of Indexed to a Company’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). Based on the initial fair value determination in May 2005 on issuance, the share purchase warrants denominated in US dollars were recorded as a liability of $465,163. As at December 31, 2005 and December 31, 2006 the liability’s fair value determination was $4,575,445 and $8,671,729, respectively. The change in fair value of $4,110,282 and $4,096,284 was recorded in the statement of operations for the 2005 and 2006 respective years. The significant increase in fair values reflects the improvement in the Company’s share price over the corresponding periods.

The Company became aware of this difference between Canadian and US GAAP during the preparation of the 2006 Consolidated Financial Statements. The 2005 loss increased by $4,110,282 or $0.13 per share (basic and diluted), and has been restated to reflect this reconciling item. Current liabilities increased by $4,110,282 and shareholders’ equity decreased by the same amount. As at December 31, 2005 the fair value liability for the warrants totaled $4,575,445. The warrant fair value was calculated using the Black Scholes option pricing model using the following assumptions: expected term (years) of 0.33 (2005 – 1.33) expected volatility of 24% ( 2005 – 163%), expected dividend yield of 0% (2005 – 0%) and risk free arte of 3.95% (2005 – 3.81%).

Augusta Resource Corporation	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	c)	Convertible Debentures

Under Canadian GAAP the convertible debenture issued on June 1, 2005 (Note 7) has been accounted for in accordance with HB 3860, which requires the bifurcation of the convertible debenture between its equity and debt components whereas under US GAAP there would be no requirement to bifurcate the instrument according to Accounting Principles Board Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Therefore, under US GAAP the value attributed to the equity component of $1,478,083 (included in contributed surplus) would be considered debt. To December 31, 2005 this GAAP difference has had the effect under US GAAP of decreasing interest and financing expense by $980,755, increasing debt issue costs by $117,312 and decreasing share issue costs by $252,440. These adjustments reduced the deficit by $1,115,883. Other balance sheet adjustments as at December 31, 2005 include an increase in the convertible debenture of $497,035 and an increase in the deferred debt issuance costs of $134,835. In 2006 this difference had the effect of decreasing interest and financing expense by $497,035 and increasing the debt issue costs by $134,835. These adjustments reduced the deficit by $362,200. As at December 31, 2006 the only balance sheet effect was within Shareholders’ Equity with a $1,478,083 reduction of contributed surplus and an offsetting reduction of the deficit.

In addition, during 1999, a convertible debenture issued by the Company was bifurcated with an equity allocation of $299,125. This accounting would have increased both share capital and the loss recorded for the year. Under US GAAP this equity adjustment must be reversed.

	d)	Share Issue Costs

Under Canadian GAAP share issue costs are added to the deficit. Under US GAAP share issue costs are netted against share capital.

	e)	Comprehensive Income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998. Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income (“OCI”). OCI includes amounts that are recorded as an element of shareholder’s

Augusta Resource Corporation	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

16.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(e)	Comprehensive Income (continued)

equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations. Canadian standards relating to comprehensive income are not effective until fiscal years beginning on or after October 1, 2006.

	(f)	Future Income Tax Benefits

A future income tax benefit has not been recognized for the additional losses recognized under US GAAP as the Company does not have a profitable operating mine and therefore is not more likely then not to recognize the benefit of the losses. A valuation allowance has been established which fully offsets the future tax benefits.

	(g)	Recent Accounting Pronouncements in the United States

In 2006, FASB issued SFAS 157 – Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. The standard is effective for fiscal years beginning after November 15, 2007.

Also in 2006, FASB issued FIN 48 – Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This pronouncement provides guidance in accounting for uncertain tax positions. The interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006.

The Company does not believe that these standards will have any material affect on the Company’s financial statements, but has determined that financial statement note disclosure will be increased.

Augusta Resource Corporation	36

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke (Chairman)

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Bruce Nicol ~ Senior Vice President and Chief Financial Officer
Donald B. Clark ~ Vice President Administration
Mike Clarke ~ Vice President Exploration
Lance Newman ~ Vice President Metallurgical Operations
James Sturgess ~ Vice President Projects and Environment
Richard Warke ~ Vice President Corporate Development
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Gowling Lafleur Henderson LLP
1055 Dunsmuir Street
Vancouver, BC V7X 1J1

SHARES LISTED	Toronto Stock Exchange
American Stock Exchange
Trading Symbol ~ AZC

Augusta Resource Corporation	37